UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-10684
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
IGT PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERNATIONAL GAME TECHNOLOGY
9295 Prototype Drive, Reno, NV 89521
(775) 448-7777

REQUIRED INFORMATION
The IGT Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal years ended December 31, 2006 and 2005, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Grant Thornton LLP with respect to the 2006 annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report. The written consent of Deloitte & Touche LLP with respect to the 2005 annual financial statements of the Plan is filed as Exhibit 23.2 to this Annual Report.
IGT Profit Sharing Plan
Financial Statements as of and for the Years Ended
December 31, 2006 and 2005, Supplemental
Schedule as of December 31, 2006, and
Report of Independent Registered Public Accounting Firms

IGT Profit Sharing Plan

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (2006)	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (2005)	2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	10

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of  conditions under which they are required.

Signature	11

Exhibit Index	12

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (2006)	13

Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm (2005)	14
EXHIBIT 23.1
EXHIBIT 23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
IGT Profit Sharing Plan:
We have audited the accompanying statement of net assets available for benefits of the IGT Profit Sharing Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2005, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 23, 2006.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2006 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic 2006 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
/s/ Grant Thornton LLP
Reno, Nevada
June 25, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
IGT Profit Sharing Plan:
We have audited the accompanying statement of net assets available for benefits of the IGT Profit Sharing Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Los Angeles, California
June 23, 2006

IGT Profit Sharing Plan
Statements of Net Assets Available for Benefits

December 31,	2006	2005
Assets
Cash	$2,348,801	$1,437,496
Investments, at fair value	380,617,345	303,700,199
Employer contributions receivable	553,175	—
Loans to participants	13,005,951	11,659,194

Net assets available for benefits	$396,525,272	$316,796,889

The accompanying notes are an integral part of these financial statements.

IGT Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2006	2005
Additions to net assets attributed to:
Investment income:
Net increase (decrease) in fair value of investments	$51,799,831	$(6,424,845)
Interest	813,105	608,507
Dividends	15,333,605	9,958,194

	67,946,541	4,141,856

Contributions:
Employer	20,435,925	16,296,910
Participant	14,566,059	13,354,052

	35,001,984	29,650,962

Total additions to net assets available for benefits	102,948,525	33,792,818

Deductions from net assets attributed to:
Benefits paid to participants	23,086,894	18,028,744
Administrative expenses	133,248	124,141

Total deductions from net assets available for benefits	23,220,142	18,152,885

Net increase in net assets available for benefits	79,728,383	15,639,933

Net assets available for benefits:
Beginning of year	316,796,889	301,156,956

End of year	$396,525,272	$316,796,889

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
1. Description of Plan
The IGT Profit Sharing Plan (Plan) is sponsored by International Game Technology (referred to throughout these notes as IGT, we, our and us) and consists of two programs, the profit sharing program and the 401(k) program. The following description of the Plan is provided for general information purposes only. Participants should refer to the IGT Plan document and summary plan description for a more complete description of the Plan’s provisions.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). This defined contribution plan covering all eligible IGT employees was adopted in December 1980 and is administered by Fidelity Investments (Fidelity).
On August 25, 2005, we completed the cash acquisition of WagerWorks, Inc. (WW), a provider of internet gaming technology, content and services. The WagerWorks, Inc. 401(k) Plan (WW Plan) was not merged with the Plan. Rollovers of the WW Plan were allowed into the Plan and are included in participant contributions on the statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005.
Profit Sharing Program
IGT may make an annual profit sharing contribution based on operating profits as determined by its Board of Directors. The contribution is allocated to eligible participants’ accounts proportionately based on annual eligible compensation.
Our employees are eligible to participate in the profit sharing program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, Plan participants must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocations. Participation in profit sharing is retroactive to January 1 of the year in which the employee became eligible.
401(k) Program
Participants may contribute up to 40% of their pretax annual compensation, as defined in the Plan. Highly compensated employees were allowed to make elective deferral contributions up to 9% for 2006, and 8% for 2005, of their annual salary. Employees may make pre-tax contributions to their accounts upon completion of 30 days of full time employment, or one year of 1,000 hours of part-time employment. A participant may discontinue contributions to the Plan at any time. Participants direct 100% of their contributions, matching contributions and profit sharing contributions to the Plan.
IGT’s 401(k) contribution matching program provides for the matching of 100% of an employee’s contributions up to $750 as determined by the Profit Sharing Committee. Employees are immediately 100% vested in all 401(k) contributions. The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, IGT’s employer matching contribution, allocations of IGT profit sharing contributions, Plan earnings and/or losses less Plan expenses, and forfeitures of non-vested portions of terminated participants’ profit sharing contributions, if any.
Investment Options
The profit sharing committee has selected twenty five investment options that have a variety of growth and risk characteristics. Plan participants may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. Profit Sharing funds are deposited annually into the Retirement Money Market Portfolio prior to distribution to eligible participants. Once distributed, employer contributions are invested as directed by the participants.
Benefit Payments and Vesting
Participants are immediately vested in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and the related earnings. Through December 31, 2006 employer profit sharing contributions vest over seven years of continuous service. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she works at least 1,000 hours. A participant is fully vested after seven consecutive years of service, based on the following schedule:

Completed Years	Vested
of Service	Portion
0	0%
1	10%
2	20%
3	30%
4	45%
5	60%
6	80%
7	100%
Beginning January 2007, the employer profit sharing contributions will vest over six years in compliance with the new regulations resulting from the Pension Protection Act of 2006.
Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.
In accordance with a change in federal tax laws, IGT amended the Plan effective March 28, 2005. The Plan requires distributions to terminating participants with vested balances of less than $5,000. The Plan will make a distribution directly to the terminating participant with vested balances up to $1,000. If a terminating participant has a vested balance between $1,001 and $5,000, the participant may elect to have such distributions paid directly to the individual or to an eligible retirement plan in a direct rollover. If no election is made, such distribution will be paid in a direct rollover to an individual retirement plan designated by Fidelity. If a terminating participant’s vested account balance totals $5,000 or more, the individual may voluntarily defer payment of benefits until the normal retirement date.

Forfeited Accounts
Forfeited non-vested accounts totaled zero at December 31, 2006 and $1,403,471 at December 31, 2005. Forfeited amounts may be first used to pay certain administrative expenses. To the extent that any forfeitures remain, such forfeitures shall be used to reduce required IGT contributions to the Plan, and thereafter shall be allocated to the participants in the Plan. Forfeitures in the amount of $31,021 and $34,542 were used for administrative expenses during plan years 2006 and 2005, respectively. In addition, forfeitures of $3,947,207 and $1,049,971 were applied as employer profit sharing contributions during the same periods.
Hardship Withdrawals
The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT’s plan administrator and includes allowances for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.
Plan Termination
In the event of Plan termination, participants will become 100% vested in their accounts. Although IGT has not expressed any intent to do so, IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Loans
Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, which is not less than the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. The loan amount may be no less than $1,000 and repayment must be over a period not to exceed 60 months. As of December 31, 2006 and 2005, interest rates on loans ranged from 5% to 10.5% with maturities through 2012.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Cash
Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund. This fund is maintained in accordance with the trust agreement between IGT and Fidelity.
Investments, at Fair Value
All Plan investments are stated at fair value based on quoted market prices. Participant loans are valued at the outstanding loan balance.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date; the first trade-date that the seller of stock will be entitled to the most recently announced dividend payment, generally two days before the record date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Administrative Expenses
Administrative expenses are paid by the Plan, including management and trustee fees. Consulting and record keeping fees are paid by IGT.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. As of December 31, 2006 and 2005 there were no amounts allocated to the accounts of persons who have elected to withdraw from the Plan but have not yet been paid.

3. Investments
All investments of the Plan are administered by a Fidelity investment management agent. The following table presents the fair value of investments which represent 5% or more of the Plan’s net assets:

December 31,	2006		2005
IGT Unitized Stock Fund	$112,624,142		$77,870,907
Fidelity Diversified International Fund	30,153,012		21,500,410
Fidelity Dividend Growth Fund	30,768,238		27,130,506
Fidelity Equity—Income II Fund	26,905,730		24,582,878
Fidelity Retirement Money Market Portfolio	60,518,082		55,756,532
PIMCO Total Return Fund — Administration Class	—	(1)	18,516,408

(1)	At December 31, 2006 the fair value of this fund was not greater than 5% of the Plan’s net assets.
During the years ended December 31, 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, increased (decreased) in value as follows:

Years ended December 31,	2006	2005
Common Stock	$38,655,472	$(10,353,394)
Mutual Funds	13,144,359	3,928,549

Total Increase (decrease) in Fair Value of Investments	$51,799,831	$(6,424,845)

4. Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan also pays administration expenses to Fidelity.
The Plan held 2,437,752 shares of IGT common stock with a cost basis of $61.0 million at December 31, 2006 and 2,529,919 shares with a cost basis of $55.7 million at December 31, 2005. In addition, Plan investments in participant loans qualify as party-in-interest.
5. Federal Income Taxes
The Internal Revenue Service (IRS) has determined and informed us by a letter dated September 3, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the IRS determination letter; however, IGT and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
******

IGT Profit Sharing Plan
EIN 88-0062109
Plan Number 93770
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
as of December 31, 2006

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	Value
		Common Stock
*	IGT	IGT Unitized Stock Fund (2,437,752 shares)	$112,624,142

		Mutual Funds
	Baron	Baron Asset Fund	12,523,103
*	Fidelity	Fidelity Diversified International Fund	30,153,012
*	Fidelity	Fidelity Dividend Growth Fund	30,768,238
*	Fidelity	Fidelity Equity-Income II Fund	26,905,730
*	Fidelity	Fidelity Freedom 2000	23,960
*	Fidelity	Fidelity Freedom 2005	129,567
*	Fidelity	Fidelity Freedom 2010	765,473
*	Fidelity	Fidelity Freedom 2015	1,475,957
*	Fidelity	Fidelity Freedom 2020	1,904,602
*	Fidelity	Fidelity Freedom 2025	1,277,618
*	Fidelity	Fidelity Freedom 2030	904,337
*	Fidelity	Fidelity Freedom 2035	924,390
*	Fidelity	Fidelity Freedom 2040	1,250,067
*	Fidelity	Fidelity Freedom Income	128,725
*	Fidelity	Fidelity Low-Priced Stock Fund	15,082,002
*	Fidelity	Fidelity OTC Portfolio	11,937,489
*	Fidelity	Fidelity Puritan® Fund	10,556,795
*	Fidelity	Fidelity Retirement Money Market Portfolio	60,518,082
	FMA Funds	FMA Small Company Portfolio	7,256,932
	Franklin	Franklin Small-Mid Cap Growth Fund — Class A	8,675,975
	PIMCO Funds	PIMCO Total Return Fund — Administration Class	17,775,653
*	Fidelity	Spartan® U.S. Equity Index Fund	13,465,420
	T Rowe Price	TRP Mid Cap	9,500,129
	T Rowe Price	TRP Growth	4,089,947

	Cash	Cash and Cash Equivalents	2,348,801

*	Various participants	Participant loans (maturing 2007 to 2012 at
		Interest rates of 5% to 10.5%)	13,005,951

	Total Assets Held For Investment Purposes		$395,972,097

*	Indicates a party-in-interest to the Plan Column (d), cost, has been omitted, as investments are participant-directed

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGT PROFIT SHARING PLAN

By:	IGT Profit Sharing Plan Committee

By:	/s/ David Johnson David Johnson	Date: June 28, 2007
Chairman
IGT Profit Sharing Plan Committee

EXHIBIT INDEX

Exhibit	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm